SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8 June 2006	Matav – Cable Systems Media Ltd. (Registrant) By: /s/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Provides Details of Compensation of its Intended CEO

NETANYA, Israel – June 8 , 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) reported today, further to the previously announced appointment of Mr. David Kaminitz as the new CEO of the merged operations of Matav and the other two Israeli cable companies (operating under the brand name “Hot”), that its Board of Directors approved the terms of employment of Mr. Kaminitz.

Mr. Kaminitz, who is intended to serve as the CEO of Matav following the merger between the cable companies, if and when consummated, served as the CEO of Barak I.T.C. (1995) Ltd., an Israeli Internet and long distance calling service provider, for the past three years. Under the employment agreement, Mr. Kaminitz will be entitled, among other things, to (1) a gross monthly salary of NIS 90,000 (approximately $20,100), linked to the Israeli consumer price index, and (2) options to purchase shares representing 0.35% of Matav’s share capital following the merger for each year of employment, up to 1.4% of Matav’s share capital in the aggregate, at an exercise price equal to the average of Matav’s share price on the Tel Aviv Stock Exchange during April 2006. The employment agreement contains additional customary provisions, including the ability of either party to terminate the employment without cause upon six months advance notice.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
     Ori Gur Arieh, General Counsel
     Matav-Cable Systems Media Ltd.
     Tel.: +972-77-7077031

     Ayelet Shiloni
     Integrated Investor Relations
     Tel.:+1-866-447-8633
     Tel.:+972-50-6883-336
          ayelet@integratedir.com